EXHIBIT 12

West Bancorporation, Inc.
Ratios of Earnings to Fixed Charges and Preferred Dividends

	Three Months Ended	Year Ended December 31
(dollars in thousands)	March 31, 2009	2008	2007	2006	2005	2004

Excluding Interest on Deposits:
Income before income taxes	$3,361	$9,260	$27,396	$28,535	$29,470	$28,185
Fixed charges:
Interest expense	1,760	9,910	13,672	9,200	9,161	6,510
1/3 of net rent expense	141	525	542	498	331	294
Total fixed charges	1,901	10,435	14,214	9,698	9,492	6,804
Preferred dividend requirement	450	-	-	-	-	-
Fixed charges and preferred dividends	$2,351	$10,435	$14,214	$9,698	$9,492	$6,804
Earnings	$5,262	$19,695	$41,610	$38,233	$38,962	$34,989
Ratio of earnings to fixed charges	2.77	1.89	2.93	3.94	4.10	5.14
Ratio of earnings to fixed charges and preferred dividends	2.24	1.89	2.93	3.94	4.10	5.14

Including Interest on Deposits:
Income before income taxes	$3,361	$9,260	$27,396	$28,535	$29,470	$28,185
Fixed charges:
Interest expense	7,025	31,431	43,823	40,669	25,102	13,952
1/3 of net rent expense	141	525	542	498	331	294
Total fixed charges	7,166	31,956	44,365	41,167	25,433	14,246
Preferred dividend requirement	450	-	-	-	-	-
Fixed charges and preferred dividends	$7,616	$31,956	$44,365	$41,167	$25,433	$14,246
Earnings	$10,527	$41,216	$71,761	$69,702	$54,903	$42,431
Ratio of earnings to fixed charges	1.47	1.29	1.62	1.69	2.16	2.98
Ratio of earnings to fixed charges and preferred dividends	1.38	1.29	1.62	1.69	2.16	2.98

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